Todos Medical Limited

1 Hamada Street

Rehovot Israel

November 24, 2015

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Draft Registration Statement on Form F-1

Submitted August 25, 2015

CIK No. 0001645260

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated September 21, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Our Company, page 6

1.	Please revise the first bullet point on page 8 to include quantified disclosure of your current financial condition, for example your current cash holdings and monthly burn rate.

RESPONSE:	We have revised the bullet point that used to begin “we need to raise an amount of capital” with our cash holdings as November 13, 2015 and our monthly burn rate.

2.	Revise here and where appropriate to clarify the status of your main product(s), as it is unclear if you are in the process of commercializing your product(s) in the near term or if you anticipate a year or several years of additional development, clinical trials and/or regulatory approvals before sales could be made. For example, you state that you “are …engaging in the development and commercialization” of a series of tests. However, you also state that you “still need to obtain the requisite regulatory approvals in the United States…” In your revised disclosure, please address the phases of clinical development, the status of your product(s) currently in clinical development and the approximate number of years before you anticipate beginning to commercialize your products.

RESPONSE:	We have revised the filing to clarify that our main product is not currently being commercialized and we anticipate several years of additional development, clinical trials and/or regulatory approvals before sales could be made. We believe our revised disclosure addresses the phases of clinical development, the status of our product currently in clinical development, and the approximate number of years before we anticipate beginning to commercialize our product.

Risk Factors

We will require additional funding in order to complete the commercialization . . . ., page 14

3.	Revise this risk factor to disclose the total net cash flows used by your operating activities from your inception through June 30, 2015.

RESPONSE:	We have revised this risk factor to disclose the total net cash flows used by our operating activities from our inception through June 30, 2015.

Suzanne Hayes
Securities and Exchange Commission
November 24, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

4.	We note from page 40 that you expect costs for the next 12 months to be approximately $5 million. Please provide approximate, quantified disclosure of the principal categories of anticipated expenses assuming you will be able to raise $5 million.

RESPONSE:	We have provided approximate, quantified disclosure of the principal categories of anticipated expenses assuming we are able to raise $5 million.

5.	We note the reference to your “Data warehouse” on page 7 and other disclosure suggesting that you may hold sensitive data for third parties. Where appropriate and to the extent material, please disclose how you intend to maintain the security of networks and data storage generally and, more specifically, how you will protect the confidentiality of patient medical data and personally identifiable information. Consider adding a risk factor should your data protection be breached by unauthorized persons.

RESPONSE:	We have disclosed how we intend to protect the confidentiality of patient medical data and personally identifiable information. We have added a risk factor regarding the consequences of our data protection being breached by unauthorized persons.

6.	We note your disclosure that completion of your automation process will include several steps including qualifying a robust new test protocol. Please revise to disclose whether the new test protocol or other changes will affect the status of the CE Mark approval obtained for your TBIA test.

RESPONSE:	We have revised our disclosure to disclose that, to the knowledge of the Company’s management, the changes will not impact the previously obtained CE mark approval of the TBIA test.

7.	We note your disclosure of your efforts to ensure that the TBIA screening tool is “able to be utilized by a large number of people.” Please revise to instead specify a number or reasonable range for this disclosure.

RESPONSE:	We have revised to specify a number.

8.	Please expand your disclosure in the fourth paragraph to clarify the statement regarding the “machine-learning capabilities” of your TBIA test.

RESPONSE:	We have revised our disclosure to remove the reference to “machine-learning capabilities.”

Business, page 42

9.	We note the reference on page 12 to “limited clinical trials.” Please expand your Business section to address the extent of any clinical studies conducted for your cancer screening test. If no clinical studies have been conducted, please describe any clinical studies you expect to undertake before applying for FDA approval.

RESPONSE:	We have expanded our Business section to describe the four clinical studies conducted to date. The first of these studies was conducted by B.G. Negev Technologies and Applications Ltd. (one of the Licensors) and the other three studies were conducted by us. The goal of these studies was to evaluate TBIA as what we believe to be a novel, simple, and low cost method for the early detection of cancer.

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Suzanne Hayes
Securities and Exchange Commission
November 24, 2015

10.	We note the statement on page 44 about approaching the FDA in 2015. Please summarize the nature and extent of your communications, if any, with the FDA regarding your product candidate and clinical trials.

RESPONSE:	We have revised our disclosure to clarify that we have never communicated with the FDA.

Our Technology, page 43

11.	Please revise to briefly expand your discussion of the “optical technique” optimized to detect many of the biochemical materials using the FTIR.

RESPONSE:	We have deleted the sentence that referred to the “optical technique optimized for this purpose.”

Intellectual Property, page 44

12.

We note your disclosure regarding your patent applications. To the extent material, please revise to clearly disclose:

•     whether the technology for which the patent is sought is owned or licensed from third parties. If licensed, please identify the licensor;

•     the type of patent protection such as composition of matter, use or process applied for;

•     the expected expiration dates for your patent applications in each of (1) the U.S. and (2) foreign jurisdictions, as a group; and

•     any contested proceedings and/or third-party claims over any of your patent applications.

RESPONSE:	We have revised our disclosure to clearly disclose the information requested in comment 12.

Licensing Agreement, page 44

13.	Please revise to identify the “Licensor” of your licensing agreement and all material terms, including the running royalty and termination provisions.

RESPONSE:	We have revised our disclosure to identify the Licensor of our licensing agreement and all material terms, including the running royalty and termination provisions.

Description of Property, page 49

14.	Please file as an exhibit your lease agreements for your corporate offices in Rehovot, Israel as required under Item 601(b)(10) of Regulation S-K.

RESPONSE:	We have filed a summary English translation of our lease agreement for our corporate offices in Rehovot, Israel as an exhibit.

Employees and Consultants, page 49

15.	Please revise to summarize the nature of Mr. Sher’s consulting engagement.

RESPONSE:	We have revised to summarize the nature of Mr. Sher’s consulting engagement.

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Suzanne Hayes
Securities and Exchange Commission
November 24, 2015

Related party Transactions, page 64

16.	Please revise to clarify the material terms of the agreements that resulted in the selling shareholders receiving securities. In this regard, please advise us if (1) all shares to be offered under the F-1 have been issued to the selling shareholders and (2) consideration has been received by the company.

RESPONSE:	We have revised to clarify the material terms of the agreements that resulted in the selling shareholders receiving securities. With the exception of the shares underlying warrants, all ordinary shares being offered have been issued to the selling shareholders and the consideration has been received by the Company.

Exhibits

17.	Please file your two shareholder loan agreements as exhibits or provide your analysis why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	These loans have not been memorialized in a written document. Rather, the lenders were present during meetings of the Board at which the repayment terms were approved and agreed to these repayment terms.

Other Comments

18.	Please file the Share Purchase Agreement referenced on page 64.

RESPONSE:	We have filed the Share Purchase Agreement, as amended, as an exhibit.

19.	We note that the offering price was based on the $.50 exercise price of certain warrants. It appears that the conversion prices associated with the 18.12 million shares and $500,000 loan agreement reflect a share value of under $.50. Please revise where appropriate to address the different values suggested by recent transactions and clarify why $.50 was chosen.

RESPONSE:	We have changed the offering price to be $0.20. The offering price was determined by the price of the shares that were sold to some of our shareholders in a private placement memorandum.

20.	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

RESPONSE:	We confirm that, at this time, the graphics included in our registration statement are the only graphic, visual, or photographic information we plan on using in our prospectus. Prior to using any additional graphics, we will provide them to the staff for the staff’s review.

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	We, nor anybody authorized to do so on our behalf, have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If we do so in the future, we will provide the staff with copies of all such written communications.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer

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